Exhibit 99.2

Danaher to acquire Abcam for $24.00 per Share

Cambridge, UK / Waltham, MA, August 28, 2023 – Abcam plc (Nasdaq: ABCM) (‘Abcam’, the ‘Group’ or the ‘Company’), a global leader in the supply of life science research tools, announced today that it has entered into a definitive agreement pursuant to which Danaher Corporation (NYSE: DHR) (‘Danaher’) will acquire all of the outstanding shares of Abcam for $24.00 per share in cash (the ‘Transaction’).

The Transaction has been unanimously approved and recommended by the Abcam Board of Directors and unanimously approved by the Danaher Board of Directors.

Founded in 1998 and headquartered in Cambridge, UK, Abcam offers the scientific community highly validated antibodies, reagents, biomarkers and assays to address targets in biological pathways that are critical for advancing drug discovery, life sciences research, and diagnostics. The Company’s technologies are used by approximately 750,000 researchers.

Abcam is expected to operate as a standalone operating company and brand within Danaher’s Life Sciences segment, furthering Danaher’s strategy to help map complex diseases and accelerate the drug discovery process.

The Transaction brings to a conclusion the review of strategic alternatives initiated by the Abcam Board of Directors in June 2023, following strategic inquiries from multiple parties. The comprehensive process, assisted by Lazard and Morgan Stanley as financial advisors and Latham & Watkins as legal advisor, engaged with over 30 potential counterparties, including more than 20 potential strategic acquirers before entering into a definitive agreement with Danaher.

Peter Allen, Chairman of Abcam, said: “Following a rigorous process, I’m confident this combination with Danaher maximizes value for shareholders while delivering an excellent outcome for our employees and customers.”

Alan Hirzel, Chief Executive Officer of Abcam, said: “Our strategy has transformed Abcam to become a scale innovator and important catalyst in the global life science community. Danaher shares our passion to help life science researchers achieve their mission faster and their operating company model allows us to continue to pursue our strategy, while harnessing the power of the Danaher Business System to ensure we remain the partner of choice for our customers.”

Rainer M. Blair, President and Chief Executive Officer, Danaher, said: “We couldn’t be more excited to have Abcam join Danaher. Abcam’s long track record of innovation, outstanding product quality and breadth of antibody portfolio positions them as a key partner for the scientific community. We look forward to welcoming Abcam’s innovative and talented team to Danaher as we continue to help our customers solve some of the world’s biggest healthcare challenges.”

The Transaction is intended to be effected by way of a court sanctioned scheme of arrangement under English law, subject to the approval of Abcam shareholders, the receipt of certain regulatory approvals, the sanction of the High Court of Justice of England and Wales and other customary closing conditions. A circular containing further information and setting out the timing and process for shareholder approval will be issued to Abcam shareholders in the coming weeks. The Transaction is expected to close mid-2024, subject to satisfaction of these conditions.

Danaher expects to fund the acquisition using cash on hand and proceeds from the issuance of commercial paper.

The Company will announce its half-year 2023 results on August 31, 2023. Due to the Transaction, the Company will not be hosting an earnings conference call.

About Abcam plc

As an innovator in reagents and tools, Abcam’s purpose is to serve life science researchers globally to achieve their mission faster. Providing the research and clinical communities with tools and scientific support, the Company offers highly validated antibodies, assays, and other research tools to address important targets in critical biological pathways.

Already a pioneer in data sharing and ecommerce in the life sciences, Abcam’s ambition is to be the most influential company in life sciences by helping advance global understanding of biology and causes of disease, which, in turn, will drive new treatments and improved health.

Abcam’s worldwide customer base of approximately 750,000 life science researchers’ uses Abcam’s antibodies, reagents, biomarkers, and assays. By actively listening to and collaborating with these researchers, the Company continuously advances its portfolio to address their needs. A transparent program of customer reviews and datasheets, combined with industry-leading validation initiatives, gives researchers increased confidence in their results.

Founded in 1998 and headquartered in Cambridge, UK, the Company has served customers in more than 130 countries. Abcam’s American Depositary Shares (ADSs) trade on the Nasdaq Global Select Market (Nasdaq: ABCM).

Important Notices

UK Takeover Code does not apply

Abcam is not a company subject to regulation under the City Code on Takeovers and Mergers (the ‘UK Takeover Code’), therefore no dealing disclosures are required to be made under Rule 8 of the UK Takeover Code by shareholders of Abcam or Danaher.

Forward-Looking Statements

This announcement contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. In some cases, you can identify forward-looking statements by the following words: “may,” “might,” “will,” “could,” “would,” “should,” “expect,” “plan,” “anticipate,” “intend,” “seek,” “believe,” “estimate,” “predict,” “potential,” “continue,” “contemplate,” “possible” or the negative of these terms or other comparable terminology, although not all forward-looking statements contain these words. They are not historical facts, nor are they guarantees of future performance. Any express or implied statements contained in this announcement that are not statements of historical fact may be deemed to be forward-looking statements, including, without limitation, statements regarding Danaher’s and Abcam’s ability to complete the Transaction on the proposed terms or on the anticipated timeline, or at all, including risks and uncertainties related to securing the necessary regulatory approvals and Abcam shareholder approval, the sanction of the High Court of Justice of England and Wales and satisfaction of other closing conditions to consummate the Transaction; the occurrence of any event, change or other circumstance that could give rise to the termination of the definitive transaction agreement relating to the Transaction; risks related to diverting the attention of Danaher’s and Abcam’s management from ongoing business operations; failure to realize the expected benefits of the Transaction; significant Transaction costs and/or unknown or inestimable liabilities; the risk of shareholder litigation in connection with the Transaction, including resulting expense or delay; the risk that Abcam’s business will not be integrated successfully or that such integration may be more difficult, time-consuming or costly than expected; Danaher’s ability to fund the cash consideration for the Transaction; risks related to future opportunities and plans for the combined company, including the uncertainty of expected future regulatory filings, financial performance and results of the combined company following completion of the acquisition; disruption from the Transaction, making it more difficult to conduct business as usual or maintain relationships with customers, employees or suppliers; effects relating to the announcement of the Transaction or any further announcements or the consummation of the acquisition on the market price of Abcam’s American depositary shares; regulatory initiatives and changes in tax laws; market volatility; and other risks and uncertainties affecting Danaher and Abcam, including those described from time to time under the caption “Risk Factors” and elsewhere in Abcam’s Annual Report on Form 20-F for the year ended December 31, 2022 and in any subsequent reports on Form 6-K, each of which is on file with or furnished to the U.S. Securities and Exchange Commission (“SEC” and available at the SEC’s website at www.sec.gov. Moreover, other risks and uncertainties of which Abcam are not currently aware may also affect each of the companies’ forward-looking statements and may cause actual results and the timing of events to differ materially from those anticipated. Investors are cautioned that forward-looking statements are not guarantees of future performance. SEC filings for the Company are available in the Investor Relations section of the Company’s website at https://corporate.abcam.com/investors/. The information contained on, or that can be accessed through, the Company’s website is not a part of, and shall not be incorporated by reference into, this Form 6-K.

The forward-looking statements made in this announcement are made only as of the date hereof or as of the dates indicated in the forward-looking statements and reflect the views stated therein with respect to future events as at such dates, even if they are subsequently made available by Abcam on its website or otherwise. Abcam does not undertake any obligation to update or supplement any forward-looking statements to reflect actual results, new information, future events, changes in its expectations or other circumstances that exist after the date as of which the forward-looking statements were made other than to the extent required by applicable law.

Important Additional Information and Where to Find It

Abcam intends to furnish to the SEC under cover of a Report of Foreign Private Issuer on Form 6-K and mail or otherwise provide to its shareholders a circular containing information on the Scheme vote regarding the Transaction (the ‘Scheme Circular’). This announcement is not a substitute for the Scheme Circular or any other document that may be filed or furnished by Abcam with the SEC. Investors and security holders are urged to carefully read the entire Scheme Circular (which will include an explanatory statement in respect of the Scheme in accordance with the requirements of the UK Companies Act 2006) and other relevant documents as and when they become available because they will contain important information. You may obtain copies of all documents filed with or furnished to the SEC regarding this transaction, free of charge, at the SEC’s website (www.sec.gov).

In addition, investors and shareholders will be able to obtain free copies of the Scheme Circular and other documents filed with or furnished to the SEC by the Company on its Investors website (https://corporate.abcam.com/investors/) or by writing to the Company, at 152 Grove Street, Building 1100 Waltham, MA 02453, United States of America.

Neither this announcement nor any copy of it may be taken or transmitted directly or indirectly into or from any jurisdiction where to do so would constitute a violation of the relevant laws or regulations of such jurisdiction. Any failure to comply with this restriction may constitute a violation of such laws or regulations. Persons in possession of this announcement or other information referred to herein should inform themselves about, and observe, any restrictions in such laws or regulations.

This announcement has been prepared for the purpose of complying with the applicable law and regulation of the United Kingdom and the United States and information disclosed may not be the same as that which would have been disclosed if this announcement had been prepared in accordance with the laws and regulations of jurisdictions outside the United Kingdom or the United States.

No Offer or Solicitation

This announcement is not intended to and does not constitute an offer to sell or the solicitation of an offer to subscribe for or buy or an invitation to purchase or subscribe for any securities or the solicitation of any vote or approval in any jurisdiction, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in contravention of applicable law.

The Transaction will be implemented solely pursuant to the Scheme, subject to the terms and conditions of the definitive transaction agreement, which contains the terms and conditions of the Transaction.

Morgan Stanley & Co. International plc (“Morgan Stanley”) which is authorised by the Prudential Regulation Authority and regulated in the UK by the Financial Conduct Authority and the Prudential Regulation Authority, is acting exclusively as financial adviser to Abcam and no one else in connection with the Acquisition and Morgan Stanley, its affiliates and its respective officers, employees, agents, representatives and/or associates will not regard any other person as their client, nor will they be responsible to anyone other than Abcam for providing the protections afforded to clients of Morgan Stanley nor for providing advice in connection with the Acquisition or any matter or arrangement referred to herein.

Lazard & Co., Limited , which is authorised and regulated in the UK by the Financial Conduct Authority, and Lazard Freres & Co. LLC (together, “Lazard”) are acting exclusively as financial adviser to Abcam and no one else in connection with the matters set out in this announcement and will not be responsible to anyone other than Abcam for providing any protections afforded to clients of Lazard nor for providing advice in relation to the matters set out in this announcement. Neither Lazard nor any of its affiliates (nor their respective directors, officers, employees or agents) owes or accepts any duty, liability or responsibility whatsoever (whether direct or indirect, whether in contract, in tort, under statute or otherwise) to any person who is not a client of Lazard in connection with this announcement, any statement contained herein or otherwise.

Abcam plc

Tommy Thomas, CPA

Vice President, Investor Relations

+1 617-577-4205

152 Grove Street, Building 1100

Waltham, MA 02453

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+44 (0)20-3727-1000

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